Confidential Treatment Requested

by Inotek Pharmaceuticals Corporation

ITEK-0001

Goodwin Procter LLP

Counsellors at Law

Exchange Place

Boston, MA 02109

T: 617.570.1000

F: 617.523.1231

November 21, 2014

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Inotek Pharmaceuticals Corporation

131 Hartwell Avenue, Suite 105

Lexington, Massachusetts 02421

Attn: David P. Southwell, President and Chief Executive Officer

Telephone: (781) 676-2100

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E. Washington, D.C. 20549

Attention: Austin Stephenson

Re:	Inotek Pharmaceuticals Corporation
Registration Statement on Form S-1
Filed November 21, 2014
CIK No. 0001281895

Dear Mr. Stephenson:

Rule 83 Confidential Treatment Request by Inotek Pharmaceuticals Corporation

This letter is being supplementally furnished on behalf of Inotek Pharmaceuticals Corporation (the “Company”) with respect to the Company’s Registration Statement on Form S-

FOIA CONFIDENTIAL TREATMENT REQUESTED BY INOTEK PHARMACEUTICALS CORPORATION

Mr. Stephenson	Confidential Treatment Requested
United States Securities and Exchange Commission	by Inotek Pharmaceuticals Corporation
November 21, 2014	ITEK-0002
Page 2

1 (File No. 333-199859) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2014. In order to provide further information for the Division of Corporate Finance staff’s (the “Staff”) evaluation of share compensation and certain other matters, the Company supplementally advises the Staff that the managing underwriters in the Company’s initial public offering (the “IPO”) have communicated to the Company that they expect the proposed price range for the Company’s common stock to be between $[***] and $[***] per share. The Company has provided the anticipated price range above without giving effect to a reverse split of the Company’s capital stock that is expected to be effected prior to the IPO, and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. The Company advises the Staff that it currently expects to effect a one-for-[***] reverse stock split. For clarity, however, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the IPO, the Company and the underwriters have not yet finally agreed to a price range for the IPO and the Company has not yet conclusively determined the size or ratio of the split of the common stock referred to above. Accordingly, the information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the IPO. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the IPO, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the information set forth in this letter, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Determining the fair value of stock options prior to the IPO

As disclosed in the Registration Statement, the Company’s board of directors has historically determined the fair value of its common stock on dates on which it has equity compensation such as stock options or convertible preferred stock, using valuation methodology that is consistent with that described in the American Institute of Certified Public Accountants Accounting & Valuation Guide titled Valuation of Privately-Held Company Equity Securities Issued as Compensation”.

The Company’s board of directors determined that the fair value of its common stock was $[***] per share as of June 30, 2014 based on several factors, including the results of a third-party valuation performed as of that date. That valuation analysis, prepared before the Company had received results from the then on-going Phase 2 Additivity trial, used a probability-weighted expected return method to analyze the present value of the returns afforded to stockholders under each of three possible future scenarios for the Company: (i) an IPO (the “IPO Scenario”) (30% probability), (ii) a sale of the Company (the “M&A Scenario”) (20% probability), or (iii) continued operations as a private company or dissolution (the “Continued Operations Scenario”) (50% probability and reflecting a failed Phase 2 trial). The Company determined the enterprise

FOIA CONFIDENTIAL TREATMENT REQUESTED BY INOTEK PHARMACEUTICALS CORPORATION

Mr. Stephenson	Confidential Treatment Requested
United States Securities and Exchange Commission	by Inotek Pharmaceuticals Corporation
November 21, 2014	ITEK-0003
Page 3

value under IPO scenario as $[***] million, which was corroborated by market data, resulting in a value of $[***] per share of common stock. The enterprise values for the M&A Scenario was $[***] million, however the significant impact of the liquidation preference from the preferred stock caused the common stock value to be $[***] per share. The enterprise values for the Continued Operations Scenario was $[***] million and caused the common stock value to be $[***] per share. Applying the above noted weightings to the scenario outcomes and a discount for lack of marketability resulted in a common stock value of $[***] per share.

In October 2014, the Company obtained another third-party valuation of its common stock as of September 30, 2014 as one of the factors considered by the Company’s board of directors in its determination of the fair value of the Company’s common stock. This valuation analysis was prepared using substantially similar analytic methods as the June 30, 2014 valuation. The Company determined that at September 30, 2014, the fair value of its common stock was $[***] (reflecting a discount for lack of marketability), with a per share price of $[***] in an IPO scenario.

Estimated Offering Price Range

The estimated price range for the IPO was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent valuation of its common stock as of September 30, 2014 and the estimated price range for the IPO. The Company advises the Staff that it believes the increase in the expected estimated valuation over the September 30, 2014 valuation is as a result of the following factors, among others:

•	In October 2014, subsequent to the last valuation date, the Company received top line results from a Phase 2 trial in which patients received trabodenoson eye drops co-administered with latanoprost eye drops. The Company believes that the trial results validated the prospects for a trabodenoson monotherapy product and a trabodenoson plus latanoprost fixed dose combination product. Achievement of these results reduces the risk profile of the Company and triggers a corresponding reduction in the weighted average cost of capital used in the Company’s valuation, which was based on an income approach. The reduction in the cost of capital results in an increase in the Company’s equity value.

•	The anticipated price range for the IPO is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which had to consider multiple potential scenarios, all of which would have resulted in a lower value of the Company’s common stock than an IPO.

•	The anticipated price range for the IPO necessarily assumes that the IPO has occurred

FOIA CONFIDENTIAL TREATMENT REQUESTED BY INOTEK PHARMACEUTICALS CORPORATION

Mr. Stephenson	Confidential Treatment Requested
United States Securities and Exchange Commission	by Inotek Pharmaceuticals Corporation
November 21, 2014	ITEK-0004
Page 4

and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the Company’s determination of the fair value of its common stock in September 2014.

•	The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving approximately $120 million in net proceeds, from the IPO and, especially, the concurrent offering of convertible senior notes without which the Company would not have sufficient funding through submission of a New Drug Application for trabodenoson monotherapy to the Federal Drug Administration and to initiate Phase 3 pivotal trials for the Company’s fixed dose combination product candidate, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and for acquisitions and other strategic transactions;

•	The Company’s convertible preferred stock has substantial economic rights and preferences superior to its common stock, including multiple liquidation preferences on certain series of its preferred stock. The estimated offering price range assumes the conversion of all of the Company’s convertible preferred stock to common stock upon the completion of the IPO and the corresponding elimination of such superior economic rights and preferences.

•	In addition to factors specific to the Company, the Board also considered that the equity capital markets have been highly receptive to early-stage biotechnology life sciences companies in 2014:

¡	To date, there have been 69 completed biotechnology life sciences IPO transactions in 2014, including 10 IPO transactions that have priced since September 30, 2014.

¡	The average price for biotechnology life sciences IPO transactions completed in November 2014 shows significant improvement over the prior two months as 60% were within published price ranges, whereas only 33% and 40% were within range for September and October, respectively. The sharp increase in November signals a significant improvement in the market, which impacted the determination of value by the Company’s board of directors.

¡	The average return from offer price provided by biotechnology life sciences IPOs was 17.7%. The NASDAQ Biotech Index is up 7.5% over the same time period compared to 4.6% for the NASDAQ.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY INOTEK PHARMACEUTICALS CORPORATION

Mr. Stephenson	Confidential Treatment Requested
United States Securities and Exchange Commission	by Inotek Pharmaceuticals Corporation
November 21, 2014	ITEK-0005
Page 5

¡	The average return from offer price provided by ophthalmology company IPOs in 2014 is 47.5%.

•	The price that investors may be willing to pay in the IPO may take into account other factors that have not been expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify.

Inotek Pharmaceuticals Corporation respectfully requests that the information contained in this letter be treated as confidential information and that the Commission provide timely notice to David P. Southwell, Chief Executive Officer, Inotek Pharmaceuticals Corporation, 131 Hartwell Avenue, Suite 105, Lexington, Massachusetts 02421, before it permits any disclosure of the bracketed information in this letter.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act of 1933, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*******

FOIA CONFIDENTIAL TREATMENT REQUESTED BY INOTEK PHARMACEUTICALS CORPORATION

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 813-8853.

Sincerely,

/s/ Edwin M. O’Connor

Edwin M. O’Connor

Enclosures

cc:	David P. Southwell, Inotek Pharmaceuticals Corporation

Mitchell S. Bloom, Goodwin Procter LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY INOTEK PHARMACEUTICALS CORPORATION